August 5, 2016

VIA EDGAR

Mr. Tony Burak

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II (“Trust II”)/(I/C File No. 811-21977)

PowerShares India Exchange-Traded Fund Trust (“India Trust”)/(I/C File No. 811-22147)

PowerShares Actively Managed Exchange-Traded Fund Trust (“Active Trust”)(I/C File No. 811-22148)

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (“Commodity Trust”)(I/C File No. 22927)

(collectively, the “Trusts”)

Financial Statement Review

Dear Mr. Burak:

On behalf of the Trusts, thank you for speaking with Mark Greer, of Stradley Ronon Stevens & Young, LLP, the Trusts’ counsel, on June 30, 2016, about the Trusts’ financial statements dated October 31, 2015 (the “Financial Statements”) as they pertain to certain series of the Trusts (each, a “Fund” and collectively, the “Funds”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated the Staff’s comments below, followed by our written responses.)

1.	Comment:	With respect to PowerShares China A-Share Portfolio (“CHNA”) of Active Trust, the Statement of Operations line item for “affiliated dividend income” shows a dollar amount of ($1,568). Please explain why this figure is negative.

	Response:	During the reporting period, CHNA incorrectly accrued overdraft charges. The error was identified and corrected subsequent to period end while the annual report was being prepared. The Trusts’ error correction policies were followed and CHNA was reimbursed for any loss incurred. Based upon the small size of the error, the error corrections policies did not call for shareholder transactions to be reprocessed. Due to the immaterial amount at issue, coupled with the fact that the error was corrected in the subsequent period, management determined to net these inadvertently incorrect charges against CHNA’s income, which caused the negative amount of “affiliated dividend income”.

2.	Comment:	With respect to PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio (“PDBC”) of Commodity Trust, the information in the Notes to the Financial Statements on open futures contracts suggests that some futures contracts that PDBC will hold have expiration dates as long as 13 months. The prospectus for PDBC dated February 29, 2016 states that PDBC will hold futures contracts with expirations no longer than nine months. Please confirm the information.

	Response:	We confirm that PDBC may hold futures contracts with expiration dates as long as 13 months. The registration statement references nine months in certain places, but elsewhere references 13 months (as does Note 2.H of the Notes to Financial Statements). PDBC filed a supplement to the prospectus to clarify the applicable disclosure on July 29, 2016.

3.	Comment:	With respect to PowerShares S&P 500 Downside Hedged Portfolio (“PHDG”) of Active Trust, Note 2.B of the Notes to the Financial Statements includes risk disclosure that indicates that each series of Active Trust is non-diversified. However, the prospectus for PHDG describes the Fund as diversified. Please confirm whether PHDG is diversified and consider revising the risk disclosure as appropriate.

	Response:	At the time of PHDG’s annual report, dated October 31, 2015, the Fund was classified as non-diversified, and it was launched in December 2012 as a non-diversified fund. Subsequent to the report date, the Fund crossed a three-year period of diversified operations, automatically switching its classification from non-diversified to diversified pursuant to Rule 13a-1 under the Investment Company Act of 1940. The annual update to Active Trust’s registration statement, dated February 29, 2016, reflects PHDG’s diversified classification.

4.	Comment:	With respect to PowerShares Russell 1000 Equal Weight Portfolio (“EQAL”) of Trust II, Note 2.B of the Notes to the Financial Statements includes risk disclosure that indicates that EQAL is non-diversified. However, the prospectus for EQAL describes the Fund as diversified. Please confirm whether EQAL is diversified and consider revising the risk disclosure as appropriate.

	Response:	We confirm that EQAL is diversified, as disclosed in its prospectus dated February 29, 2016, and that it is operated as such. Note 2.B of the Notes to the Financial Statements incorrectly includes risk disclosure that indicates that EQAL is non-diversified. The risk disclosure in EQAL’s report will be revised in the next shareholder report filing.

5.	Comment:	With respect to PowerShares Active U.S. Real Estate Fund (“PSR”) and PowerShares Multi-Strategy Alternative Portfolio (“LALT”) of the Active Trust, the most recently filed Form N-PX for the period ended June 30, 2015 does not include a voting record for these two Funds. Please confirm that this is accurate, given the fact that historically these Funds have held common stocks.

	Response:	In researching the issue, we have discovered that there were votes recorded for LALT and PSR which inadvertently were excluded from the Active Trust’s N-PX filing due to a clerical error in reporting. We intend to file an amended N-PX for LALT and PSR as soon as practicable for 2015 to correct the oversight.

6.	Comment:	With respect to all Funds, Item 11(g)(2) of Form N-1A requires ETFs to provide a table showing the number of days the market price of a Fund’s shares traded at a premium or discount to net asset value for the most recently completed calendar year, and the most recently completed calendar quarters since that year. The Fund may omit this table if it provides a publicly accessible free website that contains this information. Noting that the annual report includes the statement that the table is available at the Invesco website; please confirm that the information appears on the website and note where it may be found.

	Response:	We confirm the information appears on the Invesco PowerShares website under the “Distributions” tab on each Fund-specific page. For example, premium and discount information for EQAL can be found under the “Distributions” tab at:

https://www.invesco.com/portal/site/us/investors/etfs/product-detail?productId=EQAL&ticker=EQAL&title=powershares-russell-1000-equal-weight-portfolio

Tandy Representation

The Trusts respectfully advises the Staff that the Trusts acknowledge that:

•	the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trusts may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Sincerely,

/s/ Steven Hill
Steven Hill
Fund Treasurer – Head of Global ETF Administration

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